Exhibit 99.1

Safari Flower Company, a Wholly Owned Subsidiary of Aurora Cannabis, Receives EU-GMP Certification at Niagara Facility

The achievement strengthens Safari's ability to serve international medical cannabis markets under the strictest regulations

EDMONTON, AB, July 23, 2026 /CNW/ -- Safari Flower Company ("Safari"), a wholly owned subsidiary of Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), is proud to announce the receipt of European Union Good Manufacturing Practice ("EU-GMP") certification for its Ontario facility, solidifying its ability to serve international medical cannabis markets. The certification is granted for a three-year term and validates Safari Flower Company's unwavering commitment to meeting the highest international standards for quality, compliance and operational excellence.

Quote from Safari CEO, Brigitte Simons

"We are incredibly proud to achieve the highest level of EU-GMP certification, which reinforces our position as a trusted cultivator and manufacturer of high-quality medical cannabis for international markets," said Brigitte Simons, CEO of Safari Flower Company. "This milestone reflects the strong culture of compliance, quality and operational excellence embedded across our facility, and the trusted partnerships required to serve regulated supply chains. It further positions Safari to support the evolving needs of medical cannabis markets globally."

Safari's facility is a 59,000 square foot cultivation and manufacturing site in the Niagara Region of Ontario, Canada with a history of EU-GMP accreditations and exporting operations. Aurora acquired the Safari Flower Company in April 2026 to provide incremental EU-GMP capacity to align with the company's existing global manufacturing network and to support supply of high-quality medical cannabis to international markets including Germany, Poland, and the UK.

As international medical cannabis markets continue to evolve, EU-GMP certification remains a critical enabler of Safari's ability to serve regulated markets with confidence. The company is proud to be a trusted supplier of high-quality medical cannabis to markets that require rigorous quality, safety and compliance standards and to meet rapidly evolving patient demand.

About Safari Flower Company

Safari Flower Co. is a wholly owned subsidiary of Aurora Cannabis Inc., producing cannabis in the Niagara Region of Ontario, Canada. As a licensed operator, they are committed to producing safe medical products and enabling services to scale Canadian exports to international markets.

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the EU-GMP certification of the Safari facility, Safari's and Aurora's ability to continue supporting the growing demand of highly regulated medical cannabis markets globally, Safari's and Aurora's commitment to meeting the highest international standards for quality, compliance and operational excellence, and the importance of EU-GMP to Safari's and Aurora's success.

Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under "Risk Factors" contained in the Annual Information Form dated June 10, 2026 (the "2026 AIF"). Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements. The Company cautions that the list of risks, uncertainties and other factors described in the 2026 AIF is not exhaustive and other factors could also adversely affect its results. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 23-JUL-26